UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM              TO

COMMISSION FILE NUMBER 1-12001

ATI PRECISION FINISHING, LLC EMPLOYEES’ 401(k) AND

PROFIT SHARING PLAN

(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479

(Address of Plan and principal executive offices of Issuer)

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

ATI Precision Finishing, LLC Employees’ 401(k) and Profit Sharing Plan

Years Ended December 31, 2011 and 2010

With Report of Independent Registered Public Accounting Firm

ATI Precision Finishing, LLC Employees’ 401(k) and

Profit Sharing Plan

Audited Financial Statements

and Supplemental Schedule

Years Ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

Allegheny Technologies Incorporated

We have audited the accompanying statements of net assets available for benefits of the ATI Precision Finishing, LLC Employees’ 401(k) and Profit Sharing Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

June 25, 2012

ATI Precision Finishing, LLC Employees’ 401(k) and

Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31
	2011	2010
Investments at fair value:
Interest in registered investment companies	$2,808,027	$5,130,200
Interest in common collective trusts	2,383,600	35,683
Interest in synthetic investment contracts	1,577,383	1,329,276
Corporate common stocks	285,432	255,251
Interest-bearing cash and cash equivalents	—	248,665

Total investments at fair value	7,054,442	6,999,075

Notes receivable from participants	666,716	656,724
Receivables from employer	560,191	511,303
Receivables from participants	791	—

	1,227,698	1,168,027

Net assets available reflecting investments at fair value	8,282,140	8,167,102
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(63,485)	(40,418)

Net assets available for benefits	$8,218,655	$8,126,684

See accompanying notes.

ATI Precision Finishing, LLC Employees’ 401(k) and

Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2011	2010
Contributions:
Employer	$560,191	$510,686
Employee	147,282	103,907

Total contributions	707,473	614,593

Interest income on notes receivable from participants	37,003	41,540

Investment income/(loss):
Net gain/(loss) from interest in common collective trusts	(130,746)	39,386
Net gain/(loss) from interest in registered investment companies	(84,727)	694,554
Net gain on corporate common stocks	44,364	90,069
Interest income	—	14,241
Other income	45,971	41,466

Total investment income/(loss)	(125,138)	879,716

	619,338	1,535,849

Distributions to participants	(513,833)	(700,782)
Administrative expenses and other, net	(13,534)	(12,282)

	(527,367)	(713,064)

Net increase in net assets available for benefits	91,971	822,785
Net assets available for benefits at beginning of year	8,126,684	7,303,899

Net assets available for benefits at end of year	$8,218,655	$8,126,684

See accompanying notes.

ATI Precision Finishing, LLC Employees’ 401(k) and

Profit Sharing Plan

Notes to Financial Statements

December 31, 2011

1. Significant Accounting Policies

Use of Estimates and Basis of Accounting

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedules. Actual results could differ from those estimates.

The financial statements are prepared under the accrual basis of accounting.

Investment Valuation

Investments are reported at fair value. Fully benefit-responsive investment contracts held by a defined contribution plan are reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Participant Loans

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses were recorded as of December 31, 2011 or 2010. If a participant ceases to make a note repayment and the plan administrator deems the note to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards.” ASU 2011-04 was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This pronouncement is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application. The adoption of this pronouncement is not expected to have a material impact on the Plan’s financial statements.

ATI Precision Finishing, LLC Employees’ 401(k) and

Profit Sharing Plan

Notes to Financial Statements (continued)

2. Description of the Plan

The ATI Precision Finishing, LLC Employees’ 401(k) and Profit Sharing Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). ATI Precision Finishing, LLC (the Plan Sponsor or the Company) is an indirect, wholly owned subsidiary of Allegheny Technologies Incorporated (the Plan Administrator).

The purpose of the Plan is to provide retirement benefits to eligible employees through Company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations.

The Company also contributes an amount from its current or accumulated profits for each Plan Year as determined by its Board of Directors. The Board of Directors, in its sole discretion, may choose to make contributions without regard to its current or accumulated profits for the Plan Year. The determination of Company contributions for employees in the collective bargaining unit represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers AFL-CIO, CLC, are subject to the terms of the collective bargaining agreement effective May 31, 2008.

The Plan allows participants to direct their contributions, and contributions made by the Company, to any of the investment alternatives. Unless otherwise specified by the participant, contributions are made to the QDIA (Qualified Default Investment Alternative), The Vanguard Target Retirement Fund that most closely matches the participants 65th birthday date (e.g. Vanguard Target Retirement Income 2020 Fund). Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan may be paid by the Plan Sponsor. Participants may make “in-service” and hardship withdrawals as outlined in the plan document.

ATI Precision Finishing, LLC Employees’ 401(k) and

Profit Sharing Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Participants are always fully vested in that portion of their participant account balance derived from their own contributions. The portion derived from Company contributions vest based upon the employee’s years of service, as follows:

Years	Amount of Vesting
Fewer than 2	0%
2 but fewer than 3	20%
3 but fewer than 4	40%
4 but fewer than 5	60%
5 but fewer than 6	80%
6 or more	100%

Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General-purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.

Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan document, summary plan description, and related contracts. These documents are available from the Plan Sponsor.

3. Investments

The BNY Mellon Stable Value Fund (the Fund) invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), common collective trusts (CCT) and pooled separate account, and collateralized mortgage obligations (CMOs).

Interest crediting rates on the GICs in the Fund are determined at the time of purchase. The Fund had no GIC investments for the periods presented. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly

ATI Precision Finishing, LLC Employees’ 401(k) and

Profit Sharing Plan

Notes to Financial Statements (continued)

3. Investments (continued)

within a “constant duration.” A constant duration contract may specify a duration of 2.5 years, and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures.

The following presents investments that represent 5% or more of the Plan’s net assets:

	Years Ended December 31
	2011	2010
American Funds Growth Fund of America	$702,036	$850,284
MSIF Small Company Growth Fund	646,647	585,532
Alliance Bernstein Small Mid Cap Value Fund	529,582	607,975
Prudential Core Conservative Intermediate Bond Fund	492,726	433,028

Investments in SICs at contract value that represent 5% or more of the Plan’s net assets were as follows:

	Years Ended December 31
	2011	2010
Monumental Life Ins. Co. Constant Duration SIC	$479,321	$430,688
Prudential Constant Duration SIC	467,866	419,984

Average yields for all fully benefit-responsive investment contracts were as follows:

	Years Ended December 31
	2011	2010
Based on actual earnings	2.54%	3.01%
Based on interest rate credited to participants	2.31%	2.90%

Although it is management’s intention to hold the investment contracts in the Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity. If the Plan were deemed to be in violation of ERISA or lose its tax exempt status, among other events, the issuers of the fully responsive investment contracts would have the ability to terminate the contracts and settle at an amount different from contract value.

Certain investments are subject to restrictions or limitations if the Plan Sponsor decided to entirely exit an investment. Investments in registered investment companies and the Fund may require at least 30 days prior notice to completely withdraw from the investments. The targeted date fund investments held in common collective trusts currently do not require the prior approval of the investment manager if the Plan Sponsor decides to entirely exit these investments, but prior trade date notification is necessary to effect timely securities settlement or delivery of an investment’s liquidation and transfer to another investment.

ATI Precision Finishing, LLC Employees’ 401(k) and

Profit Sharing Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements

In accordance with accounting standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The accounting standards establish a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Determination of Fair Value

Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined below) of the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Valuation Hierarchy

The three levels of inputs to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets and liabilities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

ATI Precision Finishing, LLC Employees’ 401(k) and

Profit Sharing Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Valuation Methodologies

The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, includes the following:

•

Cash and cash equivalents – Where the net asset value (NAV) is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•

Corporate common stocks – These investments are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all common stock is classified within level 1 of the valuation hierarchy.

•

Common collective trust funds and pooled separate accounts – These investments are investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

•

Registered investment companies – These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

ATI Precision Finishing, LLC Employees’ 401(k) and

Profit Sharing Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

•

Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored entity obligations, ABOs, CMOs and other – Where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within Level 2 of the valuation hierarchy.

•

Synthetic investment contracts – Fair value is based on the underlying investments. The underlying investments include government agency bonds, corporate bonds, CCTs, a pooled separate account, ABOs and CMOs. Because inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, synthetic investment contracts are classified within Level 2 of the valuation hierarchy.

The following tables present the financial instruments carried at fair value by caption on the statements of net assets available for benefits and by category of the valuation hierarchy (as described above). The Plan had no assets classified within Level 3 of the valuation hierarchy. There were no reclassifications of assets between levels of the valuation hierarchy for the periods presented.

Assets measured at fair value on a recurring basis:

December 31, 2011	Level 1	Level 2	Total
Interest in registered investment companies (a)	$2,808,027	$—	$2,808,027
Interest in common collective trusts (b)	—	2,383,600	2,383,600
Interest in synthetic investment contracts (c)	—	1,577,383	1,577,383
Corporate common stock (d)	285,432	—	285,432

Total assets at fair value	$3,093,459	$3,960,983	$7,054,442

a)	This class includes approximately 55% U.S. equity funds, 15% non-U.S. equity funds, 25% balanced funds, and 5% fixed income funds.
b)	This class includes approximately 9% fixed income funds and 91% target date funds. The target dated funds employ a strategy designed to become more conservative over time as the participant approaches the age of retirement.
c)	This class includes approximately 13% government and government agency bonds, 3% residential mortgage-backed securities, 7% commercial mortgage-backed securities, 11% pooled separate accounts, 63% common/collective funds, 1% corporate bonds, and 2% asset-backed securities. The CCTs within this asset class employ a strategy designed to satisfy investors seeking current income and capital appreciation.
d)	Comprised of ATI common stock.

ATI Precision Finishing, LLC Employees’ 401(k) and

Profit Sharing Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

December 31, 2010	Level 1	Level 2	Total
Interest in registered investment companies (a)	$5,130,200	$—	$5,130,200
Interest in common collective trusts (b)	—	35,683	35,683
Interest in synthetic investment contracts (c)	—	1,329,276	1,329,276
Corporate common stock (d)	255,251	—	255,251
Interest-bearing cash and cash equivalents	248,665	—	248,665

Total assets at fair value	$5,634,116	$1,364,959	$6,999,075

a)	This class includes approximately 32% U.S. equity funds, 9% non-U.S. equity funds, 16% balanced funds, 39% target date funds, and 4% fixed income funds.
b)	This class includes approximately 100% fixed income funds.
c)	This class includes approximately 23% government and government agency bonds, 22% corporate bonds, 26% residential mortgage-backed securities, 11% commercial mortgage-backed securities, 4% short-term investments, and 14% asset-backed securities.
d)	Comprised of ATI common stock.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated May 13, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan was most recently amended effective December 1, 2010.

The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The earliest tax year open to U.S. Federal examination is 2008.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant of any vested right.

ATI Precision Finishing, LLC Employees’ 401(k) and

Profit Sharing Plan

Notes to Financial Statements (continued)

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

ATI Precision Finishing, LLC Employees’ 401(k) and

Profit Sharing Plan

EIN: 20-2643745 Plan: 045

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Description	Current Value
Registered Investment Companies
Alliance Bernstein Small Mid Cap Value Fund	$529,582
American Funds Europacific Growth Fund	251,667
American Funds Growth Fund of America	702,036
MFS Value Fund	83,701
MSIF Small Company Growth Fund	646,647
Vanguard FTSE All-World Ex-US Index Fund	176,141
Vanguard Inflation-Protected Securities Fund	98,597
Vanguard Institutional Index Fund	276,558
Vanguard Total Bond Market Index Fund	43,098

Total Registered Investment Companies	$2,808,027

Corporate Common Stock
Allegheny Technologies Incorporated*	$285,432

285,432
Common Collective Trusts
Mellon Stable Value Fund of The Bank of New York Mellon	$39,614
The Bank of New York Collective Trust Government Short Term Investment Fund of the Bank of New York Mellon	180,646
Vanguard Target Retirement 2010 Fund	40,496
Vanguard Target Retirement 2015 Fund	37,589
Vanguard Target Retirement 2020 Fund	362,284
Vanguard Target Retirement 2025 Fund	357,586
Vanguard Target Retirement 2030 Fund	383,158
Vanguard Target Retirement 2035 Fund	374,828
Vanguard Target Retirement 2040 Fund	318,459
Vanguard Target Retirement 2045 Fund	178,074
Vanguard Target Retirement 2050 Fund	24,745
Vanguard Target Retirement Income Fund	86,121
Adjustment from fair to book value	(1,163)

$2,382,437
Fixed Maturity Synthetic Contracts
CMBS, BACM 2002-2 A3	$5,666
CMBS, BACM 2005-3 A3A	18,550
GNMA Project Loans, GNR 06-51 A	4,044
Bank of America, N.A. Wrap contract	(638)

Bank of America, N.A. Fixed Maturity Synthetic Contract 03-040	27,622

ATI Precision Finishing, LLC Employees’ 401(k) and

Profit Sharing Plan

EIN: 20-2643745 Plan: 045

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Description	Current Value
CMBS, CDCMT 2002-FX1D1	14,668
CNP 2005-A A2	5,394
Freddie Mac, FHR 2891 NB	4,246
CMBS, MLMT 05-CIP1 A2	19,940
CMBS, CD05-CD1 A2 FX	3,470
State Street Bank Wrap contract	(372)

State Street Bank Fixed Maturity Synthetic Contract 105028	47,346

BMWOT 2011-A A3	7,255
CGCMT 2004-C1 A3	2,579
CSFB 2003-CK2 A4	3,744
FHR 3814 KE	6,057
FHR 3841 NE	6,105
FHR 3864 CA	6,097
FHR 3874 DH	9,792
FHR 3909 UG	19,852
FNMA 0.9 11/07/14	10,936
FNR 2011-23 AB	5,923
FNR 2011-32 QB	6,329
FNR 2011-38 AG	6,031
FNR 2011-69 TB	9,095
FNR 2011-74 BA	6,307
GCCFC 2003-C2 A3	1,743
GE 1 7/8 09/16/13	2,958
GNR 2009-122 DG	9,336
GSMS 2004-GG2 A4	3,041
HAROT 11-1 A3	3,649
JPMCC 2005-LDP1 A4	10,416
LBUBS 2004-C1 A4	8,755
MLMT 2004-MKB1 A4	7,183
MSC 2004-T15 A4	8,630
T 0 3/4 06/15/14	46,956
T 0 3/8 11/15/14	112,682
TAOT 2011-A A3	3,642
UST 0 3/4 12/15/13	2,517
WBCMT 2006-C29 A2	233
WOART 2011-A A3	3,463
United of Omaha Wrap contract	(7,437)

ATI Precision Finishing, LLC Employees’ 401(k) and

Profit Sharing Plan

EIN: 20-2643745 Plan: 045

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Description	Current Value
United of Omaha Fixed Maturity Synthetic #SVW 15102	323,869

FHR 2934 OC	1,675
Natixis Financial Products Wrap contract	(8)

Natixis Financial Products Fixed Maturity Synthetic Contract #1245-01	1,667

Total Fixed Maturity Synthetic Contracts	$400,504

Separate Account Synthetic Contracts
ING Life & Annuity Co.	$173,253
Natixis Wrap contract	(5,883)

Total Separate Account Synthetic Contracts	$167,370

Constant Duration Synthetic Contracts
BlackRock, 1-3 Year Government Bond Index Fund	$15,031
BlackRock, 1-3 Year Credit Bond Index Fund	60,128
BlackRock, Asset-Backed Sec Index Fund	100,217
BlackRock, Comm Mortgage-Backed Sec Fund	15,060
BlackRock, Int Term Credit Bond Index Fund	110,670
BlackRock, Int Term Government Bond Index Fund	60,210
BlackRock Global Investors, Long Term Government Bond Index Fund	30,506
BlackRock, Mortgage-Backed Sec Index Fund	110,623
Monumental Life Ins. Co. Wrap contract	(23,124)

Monumental Life Ins. Co. Constant Duration Synthetic Contract# MDA00895TR	479,321

Prudential Core Conservative Intermediate Bond Fund	492,726
Prudential Wrap Contract	(24,860)

Prudential Constant Duration Synthetic Contract GA 62215	467,866

Total Constant Duration Synthetic Contracts	$947,187

Participant loans* (4.25% to 9.25%, with maturities through 2025)	$666,716

*	Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

ATI PRECISION FINISHING, LLC EMPLOYEES’ 401(k) AND PROFIT SHARING PLAN

Date: June 25, 2012	By:	Karl D. Schwartz
Karl D. Schwartz
Controller and Chief Accounting Officer
(Principal Accounting Officer and Duly Authorized Officer)